CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$10,000,000	$1,288.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933

August 2014 Pricing Supplement No. 185 Registration Statement No. 333-190038 Dated August 1, 2014 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS

Callable Leveraged Steepener Notes due August 28, 2029
Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

For the first year of the term of the notes, the notes will pay quarterly interest payments at a fixed rate of 8.00% per annum.  After the first year, subject to early redemption as further described below, the notes will pay quarterly interest payments at a variable rate per annum equal to (i) the multiplier of 8.00 times (ii) the reference rate, which is equal to (a) the CMS spread, which is the 30-year constant maturity swap rate minus the 5-year constant maturity swap rate, minus (b) the fixed percentage amount of 0.25%, subject to the maximum interest rate of 8.00% per annum and the minimum interest rate of 0.00% per annum.  We may redeem the notes, in whole or in part, at our option on any quarterly interest payment date beginning on August 28, 2015 at the redemption price set forth below.  These long-dated notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little interest over the term of the notes and the risk of the notes being called by the issuer prior to the maturity date. All payments on the notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC.  The notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the notes, including the repayment of principal at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

FINAL TERMS
Issuer:	Barclays Bank PLC
Aggregate principal amount:	$10,000,000. May be increased prior to the original issue date but we are not required to do so.
Stated principal amount:	$1,000 per note
Initial issue price:	Variable price re-offer (see “Commissions and initial issue price” below)
Original trade date:	August 1, 2014
Original issue date:	August 29, 2014
Maturity date:	August 28, 2029, subject to redemption at the option of the company (as set forth below)
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any (subject to the creditworthiness of the issuer).
Redemption at the option of the company:
The issuer may redeem the notes, in whole or in part, at the redemption price set forth below, on any interest payment date beginning on August 28, 2015; provided that the issuer gives at least ten business days’ prior written notice to the trustee.  If the issuer exercises its redemption option, the interest payment date on which it is exercised will be referred to as the “early redemption date.”

Redemption price:
If the issuer exercises its redemption option, the payment on the early redemption date per note will be the stated principal amount plus accrued and unpaid interest, if any (subject to the creditworthiness of the issuer).

Reference rate:	The CMS spread minus the fixed percentage amount
CMS spread:
The CMS spread will be an amount determined by the calculation agent equal to the 30-year CMS rate minus the 5-year CMS rate, expressed as a percentage.
See “The CMS Rates” below for additional information on how the CMS rates are calculated.  In certain circumstances, the CMS rate will be based on the alternate calculation of the CMS rate as described in “Reference Assets—Floating Interest Rate—CMS Rate” on page S-72 of the accompanying prospectus supplement.

Fixed percentage amount:	0.25%
Interest rate:
For each interest period commencing on or after the original issue date to but excluding August 28, 2015 (the "fixed rate payment period"), the interest rate per annum will be equal to the initial interest rate.
For each interest period commencing on or after August 28, 2015 to but excluding the maturity date (the "floating rate payment period"), the interest rate per annum will be equal to (1) the multiplier times (2) the reference rate; provided that the interest rate will not be lower than the minimum interest rate or higher than the maximum interest rate.
The reference rate applicable to an interest period will be determined as of the related reference rate determination date.
During the floating rate payment period, it is possible that you could receive little or no interest on the notes.  If, on the related reference rate determination date, the reference rate is less than or equal to 0.00%, no interest will accrue for that interest period and the notes will not pay any interest on the related interest payment date.

(terms continued on the next page)
Commissions and initial issue price:	Initial issue price(1)	Price to public(1)(2)	Agent’s commissions(2)	Proceeds to issuer(1)
Per note:	At variable prices	At variable prices	$35.00	$965.00
Total:	At variable prices	At variable prices	$350,000	$9,650,000

(1)
Our estimated value of the notes on the original trade date, based on our internal pricing models, is $940.50 per note.  The estimated value is less than the initial issue price of the notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page 3 of this document.  We may decide to sell additional notes after the date of this document, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the notes on the date any additional notes are priced for sale to be traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional notes are traded.  As a result of changes in these variables, our estimated value of the notes on any subsequent trade date may be lower or higher than our estimated value of the notes on the original trade date, but in no case will be less than $900.00 per note.

(2)
Barclays Capital Inc. will receive commissions from the issuer of up to 3.50% of the principal amount of the notes, or up to $35.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley & Co. LLC.  Barclays Capital Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that such prices are not expected to be less than $965.00 or greater than $1,000.00 per $1,000 stated principal amount.  See “Risk Factors—The price you paid for the notes may be higher than the prices paid by other investors” below for additional detail.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 6 of this document and on page S-6 of the prospectus supplement.  You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below before you make an investment decision.

Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of the issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Risk Factors—Credit of issuer” in this document.

Prospectus dated July 19, 2013	Prospectus Supplement dated July 19, 2013

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this document is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this document in the initial sale of the notes. In addition, Barclays Capital Inc. or another of our affiliates may use this document in market resale transactions in any of the notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this document is being used in a market resale transaction.

Callable Leveraged Steepener Notes due August 28, 2029
Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

Terms continued from previous page:
Initial interest rate:	8.00% per annum
Minimum interest rate:	0.00% per annum
Maximum interest rate:	8.00% per annum
Multiplier:	8.00
Interest payment dates:	Quarterly on each February 28, May 28, August 28 and November 28, commencing on November 28, 2014 and ending on the maturity date or the early redemption date, if applicable.
Interest period:
The initial interest period will begin on, and include, the original issue date and end on, and include, the calendar day immediately preceding the first interest payment date.  Each subsequent interest period will begin on, and include, the interest payment date for the immediately preceding interest period and end on, and include, the calendar day immediately preceding the next following interest payment date.  The final interest period will end on, and include, the calendar day immediately preceding the maturity date (or the early redemption date, if applicable).

Reference rate determination date:	For each interest period, two U.S. government securities business days prior to the reference rate reset date for such interest period
Reference rate reset date:	For each interest period, the first day of such interest period
Business day convention:	Following, Unadjusted
Day count fraction:	30/360
Business day:
Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday and that is not a day on which banking institutions in New York City or in London generally are authorized or obligated by law or executive order to be closed

U.S. government securities business day:
Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter
Settlement:	DTC; Book-entry; Transferable.
CUSIP/ISIN:	06741UGX6 / US06741UGX63
Listing:	We do not intend to list the notes on any U.S. securities exchange or quotation system.
Selected dealer:	Morgan Stanley & Co. LLC (“MS & Co.”)
Barclays Capital Inc.

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Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

Additional Terms of the Notes

You should read this document together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term notes, Series A, of which the notes are a part.  This document, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this document, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

In connection with this offering, Morgan Stanley & Co. LLC is acting in its capacity as a selected dealer.

For the purposes of the notes offered by this document, each reference to “BBA” on page S-79 of the prospectus supplement will be deemed to refer to “IntercontintentalExchange Group.”

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the original trade date is based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the original trade date is less than the initial issue price of the notes.  The difference between the initial issue price of the notes and our estimated value of the notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

Our estimated value on the original trade date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the original trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the original trade date for a temporary period expected to be approximately twelve months after the original issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes.  The amount of our estimated costs that we effectively reimburse to

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Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Barclays Capital Inc., or another affiliate of ours, or a third party distributor may purchase and hold some of the notes for subsequent resale at variable prices after the initial issue date of the notes. There may be circumstances where investors may be offered to purchase those notes from one distributor (including Barclays Capital Inc. or an affiliate) at a more favorable price than from other distributors.  Furthermore, from time to time, Barclays Capital Inc. or an affiliate may offer and sell the notes to purchasers of a large number of the notes at a more favorable price than a purchaser acquiring a lesser number of the notes.

At our sole option, we may decide to offer additional notes after the original trade date.  Our estimated value of the notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this document and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional notes are traded. As a result of changes in these variables, our estimated value of the notes on any subsequent trade date may differ significantly from our estimated value of the notes on the original trade date, but in no case will be less than $900.00.

We urge you to read “Risk Factors” beginning on page 6 of this document.

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Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

Investment Summary

During the fixed rate payment period, the notes pay interest at a rate of 8.00% per annum.  During the floating rate payment period, the notes pay interest at a variable rate per annum equal to (i) the multiplier of 8.00 times (ii) the reference rate, which is equal to (a) the CMS spread, which is the 30-year constant maturity swap rate minus the 5-year constant maturity swap rate, minus (b) the fixed percentage amount of 0.25%; provided that the interest rate will not be lower than the minimum interest rate of 0.00% per annum or higher than the maximum interest rate of 8.00% per annum.  The interest rate with respect to each quarterly interest period during the floating rate payment period is reset on the applicable reference rate reset date based on the reference rate determined on the relevant reference rate determination date.  If the 30-year CMS rate is not greater than the 5-year CMS rate by more than the fixed percentage amount of 0.25% on the applicable reference rate determination date, the interest rate will be 0.00% and no interest will accrue on the notes for the related interest period.

Maturity:	Approximately 15 years, unless the notes are redeemed early

Initial interest rate:	8.00% per annum

Reference rate:	The CMS spread minus the fixed percentage amount

CMS spread:	The 30-year CMS rate minus the 5-year CMS rate

Fixed percentage amount:	0.25%

Maximum interest rate:	8.00% per annum

Minimum interest rate:	0.00% per annum

Interest rate:
For each interest period commencing on or after the original issue date to but excluding August 28, 2015 (the "fixed rate payment period"), the interest rate per annum will be equal to the initial interest rate.

For each interest period commencing on or after August 28, 2015 to but excluding the maturity date (the "floating rate payment period"), the interest rate per annum will be equal to (1) the multiplier times (2) the reference rate; provided that the interest rate will not be lower than the minimum interest rate or higher than the maximum interest rate.

The reference rate applicable to an interest period will be determined as of the related reference rate determination date.

During the floating rate payment period, it is possible that you could receive little or no interest on the notes.  If, on the related reference rate determination date, the reference rate is less than or equal to 0.00%, no interest will accrue for that interest period and the notes will not pay any interest on the related interest payment date.

Multiplier:	8.00

Redemption at the option of the company:
The issuer may redeem the notes, in whole or in part, at the redemption price set forth on the cover page, on any interest payment date beginning on August 28, 2015; provided that the issuer gives at least ten business days’ prior written notice to the trustee

Key Investment Rationale

The notes offer investors an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little interest on the notes and the risk of the notes being called by the issuer prior to the maturity date.  We may redeem the notes, in whole or in part, on any interest payment date commencing on or after August 28, 2015.

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Risk Factors

An investment in the notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.  The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;
•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;
•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;
•	“Risk Factors—Additional Risks Relating to Notes Which are Characterized as Benefitting from Full Principal Protection”;
•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;
•	“Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”; and
•	“Risk Factors—Additional Risks Relating to Notes with a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate.”

▪
Reference rate / interest payment risk — Investing in the notes is not equivalent to investing in securities directly linked to the CMS rates.  Instead, after the fixed rate payment period, the amount of interest payable on the notes is determined by multiplying (a) the multiplier by (b) the reference rate, which is equal to (i) the CMS spread, which is the 30-year CMS rate minus the 5-year CMS rate, minus (ii) the fixed percentage amount of 0.25%, as determined on the reference rate determination date applicable to the relevant interest period, subject to the minimum interest rate and the maximum interest rate.  Accordingly, the amount of interest payable on the notes for any interest period is dependent on whether, and the extent to which, the reference rate is greater than zero on any reference rate determination date.  If the CMS spread on any reference rate determination date is less than or equal to the fixed percentage amount (i.e., the 30-year CMS rate is not greater than the 5-year CMS rate by more than the fixed percentage amount of 0.25%), you will receive no interest payment on the related interest payment date (i.e., the interest rate for that interest payment date would be equal to the minimum interest rate of 0.00%).  If the CMS spread is less than or equal to the fixed percentage amount on every reference rate determination date throughout the floating rate payment period, you would receive no interest payments on your notes during the floating rate payment period.  Given these various scenarios, it is possible that the interest rate related to each interest period during the floating rate payment period will be less than that of an ordinary debt security of comparable maturity and may be zero in many instances.

Because the amount of interest payable on the notes during the floating rate payment period is based on the CMS spread (and is thus a floating rate), you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the CMS rates and the possibility that, for any given interest period, you may receive a lesser amount of interest than for one or more prior interest periods.

▪
The amount of interest payable on the notes related to any interest period is capped — The interest rate on the notes for each quarterly interest period during the floating rate payment period is capped for that quarter at the maximum interest rate of 8.00% per annum.  Furthermore, due to the multiplier of 8.00 and the fixed percentage amount of 0.25%, you will not receive the benefit of any excess of the CMS spread (as determined on the relevant reference rate determination date) over 1.250%.

▪
The reference rate will reflect the deduction of the fixed percentage amount from the CMS spread — The interest rate on the notes for each quarterly interest period during the floating rate payment period will reflect the deduction of the fixed percentage amount from the CMS spread.  Accordingly, the effective yield on the notes will likely be less than that the effective yield on a security paying interest directly linked to the CMS spread without any deduction.

▪
The reference rate as of any reference rate determination date may be less than the reference rate as of any other day during the term of the notes — The reference rate for any interest period will be determined solely on the reference rate determination date applicable to the relevant interest period.  Therefore, even if the reference rate as of any day that is not the reference rate determination date applicable to the relevant interest period is higher than the reference rate as of such reference rate determination date, the amount of interest payable on the corresponding interest payment date will not take into account that higher level.

▪
The historical performances of the CMS rates are not an indication of their future performances — The historical performance of the CMS rates should not be taken as an indication of their future performance during the term of the notes.  Changes in the levels of the CMS rates will affect the value of the notes, but it is impossible to predict whether such levels will rise or fall.  During the floating rate payment period, there can be no assurance that the reference rate will be positive during

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Callable Leveraged Steepener Notes due August 28, 2029
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the relevant interest periods. Furthermore, the historical performance of the CMS spread does not reflect the return the notes would have had because it does not take into account the fixed percentage amount, the multiplier or the maximum interest rate.

▪
Credit of issuer — The notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

▪
The price you paid for the notes may be higher than the prices paid by other investors — Barclays Capital Inc. proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise.  Accordingly, there is a risk that the price you paid for your notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the notes, any related transaction costs, whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

▪
Early redemption risk — We may redeem the notes, in whole or in part, on any interest payment date beginning on the date specified on the cover page hereof.  It is more likely that we will redeem the notes in whole prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market.  If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the notes redeemed and may have to re-invest the proceeds in a lower rate environment.

▪
Additional potential conflicts — As described above, we and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment advisor, and is not representing you in any capacity with respect to any purchase of notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of liquidity — The notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

▪
Many economic and market factors will affect the value of the notes — In addition to the level of the reference rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the reference rate;

o	the time to maturity of the notes;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the notes; and

o	our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above.

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The estimated value of your notes might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market — The estimated value of your notes on the original trade date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our

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benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

▪
The estimated value of your notes is lower than the initial issue price of your notes — The estimated value of your notes on the original trade date is lower than the initial issue price of your notes.  The difference between the initial issue price of your notes and the estimated value of the notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

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The estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions — The estimated value of your notes on the original trade date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of the notes in the secondary market.  As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.  Moreover, at our sole option, we may decide to sell additional notes after the original trade date.  Our estimated value of the notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this document and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional notes are traded.  As a result of changes in these variables, our estimated value of the notes on any subsequent trade date may differ significantly from our estimated value of the notes on the original trade date.

▪
The estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your notes and may be lower than the estimated value of your notes — The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes.  Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

▪
The temporary price at which we may initially buy the notes in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your notes — Assuming that all relevant factors remain constant after the original trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the original trade date, as well as the secondary market value of the notes, for a temporary period after the original issue date of the notes.  The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

▪
We and our affiliates may engage in various activities or make determinations that could materially affect your notes in various ways and create conflicts of interest — We and our affiliates establish the offering price of the notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the reference rates.  Such market making activities, trading activities and other investment banking and financial

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services may negatively impact the value of the notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

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Hypothetical Interest Rate and Interest Payment Calculations

The examples below illustrate the various payments you may receive on the notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the notes.  The examples below do not take into account the tax consequences of an investment in the notes.

As described above, after the fixed rate payment period, the notes will pay interest, if any, on each interest payment date at an effective per annum interest rate calculated in accordance with the formula for determining the interest rate.  The following illustrates the process by which the interest rate and interest payment amount are determined for each interest period during the term of the notes.

For purposes of these examples, we assume that the notes are not redeemed on any interest payment date pursuant to the redemption at the option of the company provisions above and are held to maturity.  If we exercise our redemption option, you will receive on the early redemption date the redemption price applicable to that early redemption date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the reference rate.

For each interest period occurring during the floating rate payment period, the reference rate is determined by calculating the CMS spread (the 30-year CMS rate minus the 5-year CMS rate) and subtracting the fixed percentage amount of 0.25%.  If the 30-year CMS rate is not greater than the 5-year CMS rate by more than the fixed percentage amount of 0.25%, the interest rate will be 0.00% and no interest will accrue on the notes for the related interest period.

Step 2: Calculate the per annum interest rate for each interest payment date.

For each interest period occurring during the fixed rate payment period, the interest rate per annum will be equal to the initial interest rate.

For each interest period occurring during the floating rate payment period, the interest rate per annum will be equal to (1) the multiplier of 8.00 times (2) the reference rate; provided that the interest rate will not be lower than the minimum interest rate of 0.00% per annum or higher than the maximum interest rate of 8.00% per annum.  If the reference rate is zero or negative on any reference rate determination date during the floating rate payment period, you will not receive any interest for the related interest period.

As both the initial interest rate and the maximum interest rate are set at 8.00%, the maximum possible per annum interest rate for any interest period is 8.00%.  The minimum interest rate applicable to any interest period during the floating rate payment period is 0.00%.  As such, the per annum interest rate for any interest period during the floating rate payment period could potentially be between 0.00% and 8.00% per annum.  See “Risk Factors—Reference rate / interest payment risk” above.

Example Interest Rate and Interest Payment Calculations

The table below presents examples of hypothetical interest that would accrue on the notes during various interest periods during the floating rate payment period.  During the fixed rate payment period, interest will accrue at a rate of 8.00% per annum.  For the floating rate payment period, interest will accrue on the notes based on the CMS spread minus the fixed percentage amount.

The table below is merely a sampling of interest periods during the term of the notes and does not reflect the total number of interest periods that occur during the term of the notes.

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CMS Spread(1)	Reference Rate(1)	Multiplier times Reference Rate	Interest Rate(2)(3)	Quarterly Interest Payment Amount (per $1,000 stated principal amount note)(4)
-3.75%	-4.00%	-32.00%	0.00%	$0.00
-2.25%	-2.50%	-20.00%	0.00%	$0.00
-0.75%	-1.00%	-8.00%	0.00%	$0.00
0.00%	-0.25%	-2.00%	0.00%	$0.00
0.25%	0.00%	0.00%	0.00%	$0.00
0.50%	0.25%	2.00%	2.00%	$5.00
0.75%	0.50%	4.00%	4.00%	$10.00
1.25%	1.00%	8.00%	8.00%	$20.00
1.50%	1.25%	10.00%	8.00%	$20.00
1.75%	1.50%	12.00%	8.00%	$20.00
2.25%	2.00%	16.00%	8.00%	$20.00
3.25%	3.00%	24.00%	8.00%	$20.00
3.75%	3.50%	28.00%	8.00%	$20.00
4.25%	4.00%	32.00%	8.00%	$20.00

1.
For each interest period, the value of the reference rate is equal to (1) the CMS spread (the 30-year CMS rate minus the 5-year CMS rate) minus (2) the fixed percentage amount of 0.25%, as determined as of the related reference rate determination date.

2.	For each interest period occurring within the fixed rate payment period, the interest rate per annum is equal to the initial interest rate of 8.00%.

3.
For each interest period occurring during the floating rate payment period, the interest rate per annum is equal to (1) the multiplier of 8.00 times (2) the reference rate; provided that the interest rate will not be lower than the minimum interest rate of 0.00% per annum or higher than the maximum interest rate of 8.00% per annum.

4.	The interest payment amount for an interest payment date equals the principal amount times the effective interest rate for the related interest period.

Example 1: If, on the reference rate determination date for the relevant interest period, the value of the 30-year CMS rate is 6.000% and the 5-year CMS rate is 5.500%, the reference rate for the interest period would be 0.25% (equal to (i) the 30-year CMS rate minus the 5-year CMS rate minus (ii) the fixed percentage amount of 0.25%).  In this case, the per annum interest rate for that interest period would be 2.000% (equal to the reference rate of 0.25% times the multiplier of 8.00), and you would receive an interest payment of $5.00 per $1,000 principal amount of notes on the related quarterly interest payment date, calculated as follows:

Effective Interest Rate = Interest Rate per Annum × Day Count Fraction = 2.000% × (90/360) = 0.500%

Interest Payment = $1,000 × 0.500% = $5.00

Example 2: If, on the reference rate determination date for the relevant interest period, the value of the 30-year CMS rate is 4.250% and the 5-year CMS rate is 5.000%, the reference rate for the interest period would be -1.000% (equal to (i) the 30-year CMS rate minus the 5-year CMS rate minus (ii) the fixed percentage amount of 0.25%).  Because the value of the reference rate of -1.000% times the multiplier of 8.00 results in a per annum interest rate of -8.000%, which is less than the minimum interest rate of 0.00% per annum, the per annum interest rate for that interest period would be 0.00% (the minimum interest rate), and you would receive no interest payment on the related quarterly interest payment date (the interest payment would be $0).

Example 3: If, on the reference rate determination date for the relevant interest period, the value of the 30-year CMS rate is 9.250% and the 5-year CMS rate is 6.000%, the reference rate for the interest period would be 3.000% (equal to (i) the 30-year CMS rate minus the 5-year CMS rate minus (ii) the fixed percentage amount of 0.25%).  Because the value of the reference rate of 3.000% times the multiplier of 8.00 would result in a per annum interest rate of 24.000%, which is greater than the maximum interest rate of 8.00%, the per annum interest rate for that interest period would be equal to the maximum interest rate of 8.00%, and you would receive an interest payment of $20.00 per $1,000 stated principal amount of notes on the related quarterly interest payment date, calculated as follows:

Effective Interest Rate = Interest Rate per Annum × Day Count Fraction = 8.000% × (90/360) = 2.000%

Interest Payment = $1,000 × 2.000% = $20.00

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The CMS Rates

The CMS rate is the “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction of a specified maturity.  In such a hypothetical swap transaction, the fixed rate of interest, payable quarterly on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate, and is a representation of the rate of interest at which banks borrow funds from each other in the London interbank market.  3-Month LIBOR is the rate of interest which banks in London charge each other for loans for a period of three months.

The CMS rate with a maturity of 30 years (“30-year CMS rate”) and the CMS rate with a maturity of 5 years (“5-year CMS rate”) will be determined by the calculation agent by reference to the 30-year CMS rate and 5-year CMS rate that appear on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant reference rate determination date.  Please see the information contained in “Reference Assets—Floating Interest Rate—CMS Rate” on page S-72 of the prospectus supplement for additional detail, including information on procedures that will be applied by the calculation agent when the reference rate cannot be determined in the manner described above on any reference rate determination date.

CMS Rate Historical Information

Historical Information for the CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS rates in various periods.  The historical difference between the CMS rates should not be taken as an indication of the future difference between the CMS rates or the performance of the notes.  Fluctuations in the CMS rates make the interest rate on the notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS rates will be maintained or will increase or that the 30-year CMS rate will be sufficiently greater than 5-year CMS rate over the term of the notes so that you will receive a rate of interest greater than the minimum interest rate for any interest period during the floating rate payment period.  The actual interest rate on the notes for any interest period occurring during the floating rate payment period will depend on the actual CMS rates on the applicable reference rate determination dates.

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The following table shows historical month-end differences between the CMS rates from January 31, 2008 through August 1, 2014 based on the CMS rates as published by Bloomberg L.P.  We have not independently verified the accuracy or completeness of the historical data in the table below.  The calculation agent will determine the actual interest rate on the notes for each interest period occurring during the floating rate payment period by reference to the CMS rates as published on the ISDAFIX1 Page.

Historical Difference between 30-Year CMS Rate and 5-Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013	2014
January	1.277%	0.903%	1.741%	2.136%	1.679%	1.990%	1.978%
February	1.466%	0.749%	1.822%	1.947%	1.655%	2.007%	1.965%
March	1.331%	1.036%	1.798%	1.887%	1.733%	2.035%	1.730%
April	1.004%	1.014%	1.684%	2.000%	1.705%	1.981%	1.684%
May	0.892%	1.333%	1.608%	2.032%	1.358%	1.996%	1.687%
June	0.697%	1.210%	1.664%	2.068%	1.515%	1.880%	1.619%
July	0.828%	1.308%	1.927%	2.179%	1.550%	2.079%	1.402%
August	0.766%	1.328%	1.593%	1.935%	1.701%	1.952%	1.460%(2)
September	0.618%	1.271%	1.820%	1.459%	1.800%	2.098%
October	0.577%	1.482%	2.216%	1.678%	1.789%	2.132%
November	0.229%	1.689%	2.068%	1.423%	1.797%	2.283%
December	0.593%	1.548%	1.952%	1.358%	1.907%	2.135%
____________________

(1)	The reference rate will be an amount determined by the calculation agent equal to the (1) CMS spread, which is 30-year CMS rate minus 5-year CMS rate, minus (2) the fixed percentage amount of 0.25%.

(2)	As measured on August 1, 2014.

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Additional Information about the Notes

Additional provisions:
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement.  We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.  Because the notes will be offered to initial purchasers at varying prices, it is expected that the “issue price” of the notes for U.S. federal income tax purposes will be uncertain.  We currently intend to treat the issue price as $1,000 for each $1,000 principal amount note, and the remainder of this discussion so assumes, unless otherwise indicated.  Our intended treatment will affect the amounts you will be required to include in income for U.S. federal income tax purposes.  You should consult your tax advisor regarding the uncertainty with respect to the notes’ issue price, including the tax consequences to you if the actual issue price of the notes for U.S. federal income tax purposes is not $1,000 per note.

Assuming that our treatment of the notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the notes in that year according to the “projected payment schedule” determined by us.  Any income recognized upon a sale or exchange of a note (including early redemption or redemption at maturity) will be treated as interest income for U.S. federal income tax purposes.

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by requesting them from the Director of Structuring, Investor Solutions Americas, at (212) 528-7198.  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent interest payments, if any, that we will make on the notes.

If you purchase notes at their original issuance for an amount that is different from their issue price, you will be required to account for this difference, generally by allocating it reasonably among projected payments on the notes and treating these allocations as adjustments to your income when the payment is made.  You should consult your tax advisor regarding the treatment of the difference between your basis in your notes and their issue price.

It is possible that the Internal Revenue Service could determine that the notes are “variable rate debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you.  For example, if the notes were properly treated as variable rate debt instruments, you would be required to include payments of stated interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.  You should consult your tax advisor regarding the U.S. federal income tax consequences to you if the notes are properly treated as variable rate debt instruments.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders
We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest on the notes, although the Internal Revenue Service could challenge this position.  However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.  If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

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Trustee:	The Bank of New York Mellon
Calculation agent:	Barclays Bank PLC
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for various corporate purposes as set forth in the prospectus and prospectus supplement and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

We, through our subsidiaries or others, hedge our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the reference rate and any other securities or instruments we may wish to use in connection with such hedging.  Trading and other transactions by us or our affiliates could affect the level, value or price of reference assets and their components, the market value of the notes or any amounts payable on your notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement.

ERISA:	See “Employee Retirement Income Security Act” starting on page S-120 in the accompanying prospectus supplement.
Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the notes offered by this document have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 20, 2014, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 20, 2014, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 20, 2014, which has been filed as an exhibit to the report on Form 6-K referred to above.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This document represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus and prospectus supplement for this offering, which can be accessed via the hyperlinks on the cover page of this document.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “agent”), and the agent has agreed to purchase from us, the principal amount of the notes, and at the price, specified on the cover of this document.  The agent has committed to take and pay for all of the notes, if any are taken.

We expect that delivery of the notes will be made against payment for the notes on or about the original issue date indicated on the cover of this document, which will be the twentieth business day following the original trade date (this settlement cycle being referred to as “T+20”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in 20 business days (T+20), to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution” in the prospectus supplement.

Notwithstanding anything to the contrary in “Plan of Distribution—Initial Offering and Issue of Securities” in the accompanying prospectus, the agent will receive commissions from the issuer of up to 3.50% of the principal amount of the notes, or up to $35.00

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per $1,000 stated principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley & Co. LLC (“MS & Co.”).

Barclays Capital Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that such prices are not expected to be less than $965.00 or greater than $1,000.00 per $1,000 stated principal amount.

August 2014	Page 16